SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 16, 2005

TURKCELL ILETISIM HIZMETLERI A.S.

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Yes:  ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Yes:  ☐      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

Enclosure:    Press release

TURKCELL BoD DECISIONS DATED MAY 25, 200

        Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

On May 25, 2005, the Board of Directors of Turkcell took the following decisions:

1)	In compliance with Turkcell's Corporate Governance applications and applicable regulations, members of our Board of Directors, Mr Yavuz Baylan and Mehmet Bulent Ergin have been assigned to the Audit Committee, Mr Osman Berkmen and Mr Nazmi Tanju Turegun to the Corporate Governance Committee,

2)	As per the letter that we have received from our Company's shareholder, Yapi ve Kredi Bankasi A.S. ("YKB") regarding our Company's shares that are kept by YKB as per the Trustee Agreement ("Yedd-i Emin Sözlesmesi") dated August 4, 2004 and signed between YKB and Savings Deposit Insurance Fund ("SDIF"); the pledge established in favor of SDIF pursuant to the Share Certificate Pledge Agreement dated April 15, 2003 over the shares owned by our Company's shareholder, Çukurova Holding A.S. and the pledge established in favor of SDIF pursuant to the Share Certificate Pledge Agreement dated February 18, 2004 over the shares owned by our Company's shareholder Cukurova Investments N.V., corresponding to 0.57% and 2.0% respectively as of the date of the pledge agreement, has been removed upon payment of the Cukurova Group to SDIF up-to-date, the relevant pledge annotation shall be removed from the Share Book of our Company.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavors to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin	Koray Ozturkler
Investor Relations	Investor Relations
27.05.2005, 16:30	27.05.2005, 16:30

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: June 16, 2005	By:	/s/ Muzaffer Akpinar
Name: Muzaffer Akpinar Title: Chief Executive Officer